SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 1999


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Information Circular as at and dated May 18, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date: December 6, 2000              By: /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

                        MINCO MINING & METALS CORPORATION
                        Suite 1200, 543 Granville Street
                                 Vancouver, B.C.
                                     V6C 1X8


                              INFORMATION CIRCULAR
                          AS AT AND DATED MAY 18, 1999


This Information Circular accompanies the Notice of the 1999 Annual General Meeting of members of MINCO MINING & METALS CORPORATION (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

                  PERSONS OR COMPANIES MAKING THE SOLICITATION

                    THE ENCLOSED PROXY IS BEING SOLICITED BY
                            MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. There is one class of shares only. There are issued and outstanding 15,745,123 common shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:


                                            Number of
Name                                        Common Shares          Percentage

Pacific Canada Resources Inc.               5,917,500                  38%

CDS & Co.                                   7,707,093*                 49%


* Beneficial ownership of these shares is unknown.


The directors have determined that all members of record as of the 21st day of May, 1999 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 or at the Head Office of the Company at Suite 1200, 543 Granville Street, Vancouver, B.C., V6C 1X8 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

                              ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

                                           NUMBER OF SHARES
                                             BENEFICIALLY
                                          OWNED, DIRECTLY OR
                                             INDIRECTLY, OR
                                           OVER WHICH CONTROL
                                            OR DIRECTION IS
                                            EXERCISED AT THE
                                              DATE OF THIS       PRINCIPAL OCCUPATION AND IF
                                               INFORMATION        NOT AT PRESENT AN ELECTED
    NAME AND PRESENT         DIRECTOR           CIRCULAR         DIRECTOR, OCCUPATION DURING
      OFFICE HELD              SINCE                               THE PAST FIVE (5) YEARS
--------------------------------------------------------------------------------------------

Ken Cai                   February, 1996    Nil (Directly)         Geologist
                                            (Indirectly)
President, Chief                            *see below
Executive Officer and
Director

Wayne Spilsbury           February, 1996    Nil                    Geologist
Director

Robert M. Callander       August, 1996      100,250                Vice-President, Portfolio
Director                                                           Caldwell Securities Ltd.

Hans Wick                 March, 1997       165,000 (Directly)     Financial Advisor
Director

Theodore H. Konyi         February, 1999    Nil                    President, Maxwell
Director                                                           Mercantile Inc.



* Ken Cai holds greater than 10% of Pacific Canada Resources Inc., a private company, which beneficially owns greater than 10% of the Company (see page 2 hereof).

All of the nominees are residents of Canada, except for Hans Wick who resides in Switzerland and Wayne Spilsbury who resides in Perth, Australia.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, B.C. on May 4, 1999.

                             EXECUTIVE COMPENSATION
                 (Form 41, B.C. Securities Act and Regulations)

Executive Officers

                           SUMMARY COMPENSATION TABLE



                                                                            Long Term
                                           Annual Compensation             Compensation
                                        -----------------------------      ------------
                                                                                             All Other
                                                                           Shares under     Compensation
Name and Principal Position     Year    Salary      Bonus       Other         Option            ($)
---------------------------     ----    ------      -----       -----      ------------     ------------
Ken Cai                         1998    Nil         Nil      $121,276.55(1)    Nil               Nil
President, Chief Executive      1997    Nil         Nil      $113,981.29(1)   371,000            Nil
Officer and Director            1996    Nil         Nil      $91,033.30(1)    333,500            Nil

Peter P. Tsaparas               1998    $24,000     Nil          Nil           Nil               Nil
Chairman, Chief Financial       1997    $24,048.84  Nil          Nil          300,600            Nil
Officer and Director            1996    $24,000     Nil          Nil          191,000            Nil

Colin McAleenan                 1998    Nil         Nil      $86,533.58(1)     Nil               Nil
Former Vice-President -         1997    Nil         Nil      $101,384.27(1)   185,000            Nil
Exploration and Director        1996    $36,300     Nil      $52,024.75(1)    143,500            Nil

Donald Hicks                    1998    Nil         Nil          Nil           Nil               Nil
Former Vice-President -         1997    Nil         Nil          Nil           Nil               Nil
Corporate Development           1996    Nil         Nil      $66,600.00(1)    191,000            Nil
and Director


(1)  Consulting fees paid and amounts paid as a travel allowance.

          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

There were no options granted to Executive Officers during the most recently completed fiscal year.


              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
            COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

There were no options exercised by Executive Officers during the most recently completed fiscal year.

Directors

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the disclosure requirements of The Toronto Stock Exchange (the "TSE") and using the Corporate Governance Guidelines set out in Section 474 of the TSE Company Manual as a reference (the "Guidelines"), the Board of Directors of the Company has adopted the following statement of corporate governance practices:

1. The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

     (i) The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

     (ii) The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

     (iii)The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management.

     (iv) The Board  assesses  from  time to time how  effectively  the  Company
          communicates   with   shareholders,   but   does  not  have  a  formal
          communication policy.

     (v) The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

     The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

2. The Board shall consist of five directors. Of the five management nominees for the Board, Robert M. Callander, Hans Wick, Theodore Konyi and Wayne Spilsbury are non-management and "unrelated directors". The other nominee, Ken Cai, by nature of his management position, is related. The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings. The Guidelines further state that if the Company has a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder. The Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The enterpreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendent increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3. The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors' performance as the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board.

4. For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

5. The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

6. The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

7. Board members are presently compensated in the manner described under "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

8. The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

9. The Company has not formally developed position descriptions for the Board and the Chief Executive Officer. However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

10. The Board has functioned, and is of the view that it can continue to function, independently of management as required. The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

11. The Audit Committee is composed of one management and two non-management directors. The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Company has no formal internal audit process.

12. The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. However, the Company has entered into a Loan Agreement with its President, Mr. Ken Cai, dated as of October 8, 1997 (the "Loan Agreement"). Pursuant to the Loan Agreement, the Company has agreed to advance to Mr. Cai up to $225,000 as a loan in order to assist Mr. Cai in purchasing a residence in either Vancouver or Beijing. The loan will be fully secured and repaid by Mr. Cai upon the occurence of certain stated events as described in the Loan Agreement.

The Loan Agreement remains in full force and effect, however, Mr. Cai has not yet exercised his right under the terms of the Loan Agreement.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

                     PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Insider Options

At the Meeting, the members of the Company will be asked to ratify and approve the proposed 1999 stock option plan (the "1999 Plan"), and to authorize the directors to grant stock options to insiders of the Company pursuant to the proposed Plan, all at such price or prices and upon such terms as may be acceptable to the Toronto Stock Exchange. A copy of the proposed Plan is attached hereto as Schedule "A".

The 1999 Plan provides that the aggregate number of shares to be issued and sold under the 1999 Plan will not exceed 1,000,000 shares. The aggregate remaining number of shares that may be issued and sold under the Company's 1998 stock option plan, approved at the Company's 1998 annual general meeting, is 837,024 shares (excluding shares that may be issued pursuant to the exercise of outstanding stock options granted under the 1998 stock option plan).

Shareholder approval of the Plan and the grant of insiders' incentive stock options is required pursuant to the rules of the Toronto Stock Exchange. In the event shareholder approval is not forthcoming, the Company will not proceed with the 1999 Plan for incentive stock options. The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                              BY ORDER OF THE BOARD OF DIRECTORS

                                           "KEN CAI"
                                       President and C.E.O.

                                  SCHEDULE "A"

                        MINCO MINING & METALS CORPORATION

                             1999 STOCK OPTION PLAN

1.   PURPOSE

     The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for Minco Mining & Metals Corporation (the "Corporation") of options to purchase common shares ("shares") of the
Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.   ADMINISTRATION

     The Plan shall be administered by a committee established for such purpose by the board of directors of the Corporation (the "Committee"), or in the event the board of directors does not establish the Committee, by the board of directors of the Corporation. Subject to approval of the granting of options by the Committee or the board of directors, as applicable, the Corporation shall grant options under the Plan.

3.   SHARES SUBJECT TO PLAN

     Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 1,000,000 shares (including outstanding options granted by the Corporation prior to the adoption of the Plan). The total number of shares which may be reserved for issuance to any one individual under the Plan, together with all other outstanding stock options granted to such individual, shall not exceed 5% of the outstanding issue. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to
(a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4.   LIMITS WITH RESPECT TO INSIDERS

     (a) The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

     (b) The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

     (c) Any entitlement to acquire shares granted pursuant to the Plan, any other employer stock option plans, options for services or any other share compensation agreement, prior to the optionee becoming an insider, shall be excluded for the purposes of the limits set out in paragraphs (a) and (b) above.

5.   ELIGIBILITY

     Options shall be granted only to service providers for the Corporation, or to personal holding companies controlled by a service provider, or to a registered retirement savings plan established by a service provider. The term "service provider for the Corporation" means (a) any employee or insider of the Corporation or any of its subsidiaries, and (b) any other person or company engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation. The terms "insider", "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the Committee or the board of directors, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6.   PRICE

     The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the Committee or the board of directors on the basis of the market price at the time of granting of each option, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or any other market on which the shares are quoted, and where there is no such closing price, "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange or market on which the shares are listed or quoted. In no event shall the Price be less than the market price on The Toronto Stock Exchange, if the shares of the Corporation are then listed on such exchange.

7.   PERIOD OF OPTION AND RIGHTS TO EXERCISE

     Subject to the provisions of this paragraph 7 and paragraphs 8, 9, 10 and 11 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding ten years. The shares to be purchased upon each exercise of an option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9, 10 and 11 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

8.   VESTING RESTRICTIONS

     Options may, at the discretion of the Committee or the board of directors, as applicable, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year during the term of the option (a "Vesting Restriction"). Provided, however, that notwithstanding any Vesting Restriction specified in respect of any particular option, options shall become fully vested, and each optionee shall be entitled to exercise his or her option in respect of the full number of optioned shares, upon the occurrence of an Acceleration Event. For these purposes, an Acceleration Event means

     (a) the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise; and

     (b) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

     (c) any sale, lease exchange or other transfer (in one transaction or a series or related transaction) of all or substantially all of the assets of the Corporation;

     (d) the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Company.

9.   CESSATION OF PROVISION OF SERVICES

     If any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (except as otherwise provided in paragraph 10) the optionee may, but only within the period of between thirty
(30) days and one (1) year next succeeding such cessation (the exact period of time being established by the Committee or the Board of Directors, at their discretion, in the case of each particular option) and in no event after the expiry date of the optionee's option, exercise the optionee's option.

10.  DEATH OF OPTIONEE

     In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death, and in no event after the expiry date of the option. Before expiry of an option under this paragraph 10, the Corporation shall notify the optionee's representative in writing of such expiry.

11.  EXTENSION OF OPTION

     In addition to the provisions of paragraphs 9 and 10, the Committee or the board of directors may extend the period of time within which an option held by a deceased optionee may be exercised or within which an option may be exercised by an optionee who has ceased to be a service provider for the Corporation, but such an extension shall not be granted beyond the original expiry date of the option. Any extensions of options granted under this Plan are subject to applicable regulatory approval.

12.  NON-TRANSFERABILITY OF OPTION

     No option granted under the Plan shall be transferable or assignable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

13.  ADJUSTMENTS IN SHARES SUBJECT TO PLAN

     The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the Committee or the board of directors may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change.

14.  AMENDMENT AND TERMINATION OF THE PLAN

     The board of directors may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

15.  EFFECTIVE DATE OF THE PLAN

     The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

16.  EVIDENCE OF OPTIONS

     Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

17.  EXERCISE OF OPTION

     Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

     Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

18.  NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

     If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares, (a) the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event, or (b) a third party makes a formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event, the Corporation shall use its best efforts to bring such offer or proposal to the attention of the optionee as soon as practicable and
(i) the option granted under this Plan may be exercised, as to all or any of the optioned shares in respect of which such option has not previously been exercised, by the optionee at any time up to and including, (but not after) a date thirty (30) days following the date of the completion of such Acceleration Event or prior to the close of business on the expiry date of the option, whichever is the earlier; and (ii) the Corporation may require the acceleration of the time for the exercise of the said option and of the time for the fulfilment of any conditions or restrictions on such exercise.

19.  RIGHTS PRIOR TO EXERCISE

     An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20.  GOVERNING LAW

     This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21.  EXPIRY OF OPTION

     On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

     The foregoing stock option plan was adopted by the directors of the Corporation on May 20, 1999.

DATED at Vancouver, British Columbia this ___ day of ______________, 1999.

                                             MINCO MINING & METALS CORPORATION



                                            Per:  ____________________________